UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #1342645

As at July 21, 2008

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Dick Whittington
President and CEO

Date: July 25, 2008

Print the name and title of the signing officer under his signature.

Ste. 1020, 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.farallonresources.com

FARALLON ANNOUNCES ADDITIONAL DRILL RESULTS:
20 metres grading 10.6% zinc, 1.07% copper in G-9 West Extension Zone
Stratigraphic integrity of G-9 Abajo horizon model being confirmed

July 21, 2008, Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd. (TSX: FAN; OTCBB: FRLLF) ("Farallon" or the "Company"), is pleased to provide an update on the ongoing core drilling program on the G-9 deposit at the Campo Morado polymetallic (zinc, copper, silver, gold, lead) project in Guerrero State, Mexico.

Three rigs are currently deployed - two surface drills and one underground drill - with three main objectives: first, to delineate the newly discovered G-9 Western Extension zone from underground as this will be the major area targeted for initial mining over the coming months; second, to discover another G-9 style deposit; and third, to increase and to extend the resources around G-9. Both surface drills are currently focused on extending the G-9 Abajo zone to the north and testing for continuity of the stratigraphic horizon that hosts the Abajo zone to the north and northeast, under the El Largo and Naranjo deposits.

The new results are for holes 749 to 766 and hole 770 and are listed in the attached Table of Assay Results. Hole locations are shown on the attached G-9 Drill Hole Location Map.

Several highlights emerge from these results. First, the potential of the West Extension zone is confirmed by the results of hole 751 which intersected 20 metres of 10.6% zinc and 1.01% copper (including 2.7 metres of 23.2% zinc and 2.5% copper). Second, the North zone and Abajo zones are being extended and third, the stratigraphic separation of the El Largo deposit and Abajo zone is being confirmed. Numerous intersections have been made in the horizon that hosts El Largo that are in addition to previous drilling in this deposit in 2004 and 2005, and indications of deeper mineralization in the Abajo horizon are being confirmed. In addition, results from holes that have assays pending indicate that a new lens 150 metres to the north of the Abajo zone is being identified. These results will be released when completed.

President and CEO Dick Whittington said:

"With the arrival of the underground drill, the Company is now back in the surface exploration game. The underground drill will be dedicated to delineation of the resources previously drilled from surface but can do so at considerably lower costs and in a fraction of the time to do this from surface. Current plans are for 2,900 metres of underground drilling targeting the West Extension Zone. At the same time, we can now dedicate both surface drills to exploration in and around the G-9 deposit. We have had considerable success in our drilling program to date in 2008 and these results, along with those pending assays, are continuing to add to the resource potential of the G-9 deposit and the Campo Morado camp as a whole.

Our structural - stratigraphic model for the Campo Morado district suggests that we have massive sulphide mineralization related to a number of felsic volcanic cycles in different stratigraphic positions. Recent work continues to substantiate the model and the potential for further G-9 type discoveries. We will continue to explore for new lens in the Abajo horizon to the north of the San Raphael fault and also north of the zones already outlined in the G-9 deposit."

The in-house qualified person for the drilling program at Campo Morado, Daniel Kilby, P.Eng., has reviewed the contents of this release. Acme Analytical Laboratories Ltd. is the analytical laboratory for the project; sample preparation is done in Guadalajara, Mexico and analysis is done in Vancouver, BC. All samples are assayed for gold by fire assay fusion with an ICP-ES or gravimetric finish. Silver, copper, lead, zinc and 20 additional elements are determined for all samples by acid digestion, followed by an ICP-ES finish. Duplicates are analyzed by ALS Chemex in Vancouver.

Farallon is advancing the G-9 deposit through a "Parallel Track" program. Exploration drilling is expanding and confirming the high-grade mineralization within the G-9 deposit, and mine planning and design, equipment acquisition and site preparation activities are all taking place with the goal of beginning production in July 2008.

For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ J.R.H. Whittington

J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information
This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and may require achievement of a number of technical, economic and legal objectives, including obtaining lower than expected grades and quantities of mineralization and resources, recovery rates and mining rates, changes in and the effect of government policies with respect to mineral exploration and exploitation, the possibility of adverse developments in the financial markets generally, delays in exploration, development and construction projects, fluctuations in the prices of zinc, gold, silver, copper, lead and other commodities, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground and processing facilities as well as receipt of additional financing to fund mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and the Company's annual report on Form 20-F at www.sec.gov.

TABLE OF ASSAY RESULTS - JULY 21, 2008

Drill Hole Number	Deposit / Zone		From (metres)	To (metres)	Interval (metres)	Estimated True Width (metres)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
751	G-9 West Extension		454.10	474.80	20.70	20.62	1.51	88	1.07	1.10	10.61
751	G-9 West Extension	Incl.	455.10	459.10	4.00	3.98	1.19	99	1.80	1.41	16.30
751	G-9 West Extension	Incl.	472.10	474.80	2.70	2.69	1.40	138	2.45	2.31	23.20
753	El Largo		77.70	79.70	2.00	1.85	1.00	76	0.80	0.92	2.95
753	El Largo		83.50	87.50	4.00	3.71	2.02	82	0.56	1.01	3.40
753	El Largo		265.15	278.15	13.00	12.95	1.88	85	1.04	0.45	3.18
754	G-9 North Zone		457.30	463.30	6.00	NA	2.76	181	1.22	1.45	6.30
754	G-9 North Zone	Incl.	459.30	462.30	3.00	NA	3.40	226	1.98	2.00	9.87
754	G-9 North Zone		518.00	522.00	4.00	NA	1.39	67	1.22	0.22	3.36
754	G-9 North Zone		535.20	538.20	3.00	NA	1.56	90	1.39	0.23	1.18
755	G-9 North Zone		593.00	595.65	2.65	2.61	1.92	165	0.81	1.89	5.86
755	G-9 North Zone		624.05	626.05	2.00	1.97	0.37	43	0.70	0.39	3.35
756	El Largo		74.80	75.80	1.00	NA	1.76	172	2.68	1.22	6.11
756	El Largo		269.60	276.00	6.40	6.35	1.96	99	0.76	0.72	4.48
756	El Largo		282.40	292.40	10.00	9.93	1.65	92	0.80	0.49	3.60
757	G-9 North Zone		559.70	560.78	1.08	1.07	4.91	227	0.54	1.73	4.05
760	G-9 North Zone		545.00	547.00	2.00	1.97	3.00	300	0.88	4.27	4.45
761	El Largo		199.20	203.60	4.40	3.92	1.09	84	0.51	0.85	3.34
761	El Largo		291.45	317.80	26.35	25.45	1.56	92	0.83	0.71	4.02
761	El Largo	Incl.	310.00	317.80	7.80	7.53	2.42	112	0.50	1.20	6.37
762	G-9 Abajo		382.00	386.00	4.00	3.71	0.76	36	0.24	0.53	3.82
763	G-9 North Zone		460.00	463.50	3.50	NA	0.73	21	0.39	0.11	3.56
763	G-9 North Zone		561.80	563.80	2.00	1.96	6.21	298	0.48	1.69	5.01
766	G-9 Abajo		391.30	397.30	6.00	NA	0.22	15	0.20	0.07	3.57
770	G-9 Abajo		450.50	451.50	1.00	0.99	3.00	87	1.22	0.74	4.45

No significant intersections in holes 749, 750, 752, 759, 764 and 765. Results for 767-769 are pending.
NA Stringer mineralization, no width estimated.

LEGEND
New Drill Hole Results
Drill Hole Previously Announced
Underground Access Decline (completed)
Underground Access Decline (planned)
Drill Trace with hole bottom & number
594
Massive Sulphide Thickness
25
10
5
1
Units: metres
753
756
758
761
762
766
750
Extension of Abajo Zone
765
770
2011800 mN
2011600 mN
2011400 mN
2011200 mN
2011000 mN
North Zone
759
West Extension Zone
752
764
755
751
754
757
760
763
749
Abajo Zone
San Raphael Fault
Southeast Zone
N
0
100
200
metres
378600 mE
378800 mE
379000 mE
379200 mE

CAMPO MORADO - G9

Drill Hole Location Map